Exhibit 21.1

SUBSIDIARIES OF NALU MEDICAL, INC.*

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Nalu Medical Australia Pty Ltd.	Australia

*

Inclusion on the list above is not an admission that any of the above entities, individually or in the aggregate, constitutes a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X and Item 601(b)(21)(ii) of Regulation S-K.